September 1, 2011

VIA EDGAR and U.S. Mail

United States Securities
and Exchange Commission
Attn:	Ms. Linda Cvrkel
Branch Chief, Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	SORL Auto Parts, Inc. (the”Company”)
Form 10-K for the year ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the quarter ended March 31, 2011
Filed May 16, 2011
File No. 000-11991

Dear Ms. Cvrkel:

I am transmitting with this letter, for filing, our response to comments of the Staff set forth in the Commission’s letter dated August 22, 2011.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  We respond to the specific comments of the Staff as follows:

Management’s Discussion & Analysis
Results of Operations, page 29

Comment No.1: We note that in your results of operations section you disclose sales for air brake systems & related components and for hydraulic brake systems & related components from new acquired business. In light of the fact that these appear to be your two reportable operating segments as disclosed in Note 21, please revise your MD&A in future filings to discuss and analyze results of operations for each of these operating segments. For example, please discuss and analyze net sales, cost of sales and gross profit separately for each segment.

Response:

Management does not consider air brake systems & related components, and hydraulic brake systems & related components, to be separate reportable segments.  We will revise our MD&A in future filings to discuss and analyze net sales, cost of sales and gross profit separately for our reportable segments of commercial vehicle brake systems and passenger vehicle brake systems.

Comment No. 2: Also, we note that your discussion in the results of operations section includes a table detailing sales from three principal markets: China OEM market; China Aftermarket; and International market. We also note that this table is accompanied by a discussion of the reason for the changes in sales in each of these principal markets. We also note that your press release included in your Form 8-K furnished on May 16, 2011 includes a discussion differentiating the revenues between these three principal markets. In light of the difference between the two operating segments disclosed in Note 21 and the focus in MD&A and your press release on three principal markets, please explain to us how you have evaluated your reportable operating segments under the guidance in ASC 280-10-50. As part of your response, please provide us more information as to how the chief operating decision maker reviews operating results to make decisions about resources to be allocated to the segment and assess its performance. We may have further comment upon review of your response.

Securities and Exchange Commission
September 1, 2011

Response:

Prior to our acquisition from The Ruili Group of certain assets used in the manufacture of auto parts for passenger vehicles, our internal system of reports presented management with a view of our business that was essentially market-oriented and distinguished between Chinese and foreign markets, as well as between OEM and aftermarkets.  After we acquired the capacity to produce parts for passenger vehicles, we found it more useful to analyze our business by product lines, distinguishing between commercial vehicles and passenger vehicles.  The commercial vehicle segment of our business remains the largest, and the production facilities for the two segments are, for the most part, without cross-utility.  Our chief operating decision maker reviews and assesses operating results of the two segments primarily on the basis of sales, gross profit and net income, and makes production plans and recommends resource allocation primarily in response to sales orders.  We will clarify in future filings.

Statements of Cash Flows, page 40

Comment No. 3: We note that on your statement of cash flows, the cash flows from operating activities section begins with a line titled “net income.” However, the amount of $20,368,823 is not consistent with the net income amount presented on the statement of income, but rather appears to represent net income attributable to stockholders. Please note that under the guidance in ASC 230-10-45-28 the statement of cash flows should reconcile “net income” (rather than net income attributable to stockholders) to net cash provided by operating activities. Please revise future filings accordingly.

Response:

In future filings, we will present our cash flows statement with net income at the top of the operating activities, in accordance with ASC 230-10-45-28.

Note 2. Summary of Significant Accounting Policies
J. Land Use Rights, page 45

Comment No. 4: We note your disclosure that you have not yet obtained the land use right certificate however, you have applied to obtain the land use right certificate. In light of this fact, please explain to us why you believe that it is appropriate to record an asset for this land use right as of December 31, 2010 and 2009. As part of your response, please explain to us why you believe that the amount of the asset is recoverable at December 31, 2010. Also, please explain to us the nature of the increase in the amount of the land use asset between December 31, 2009 and December 31, 2010 as disclosed in Note 8.

Securities and Exchange Commission
September 1, 2011

Response:

The Company acquired the land use rights in a transaction between the Company and Ruili Group, a related party, which was completed in 2007.  The company has been negotiating with the government for a reduction in or exemption from the tax being sought by the government in connection with the transfer of the land use rights, and pending resolution of that issue, we have deferred accrual or payment of the tax.  Due to the lack of resolution of that issue, the land use right certificate has not been issued to the Company. We plan to conclude negotiations with the government and to obtain the land use rights certificate as soon as practicable. The RMB has been appreciating against the U.S. dollar, which caused the increase in the reported amount of the land use asset between December 31, 2009 and December 31, 2010, as disclosed in Note 8 to our consolidated financial statements.

Note 15. Income Taxes, page 53

Comment No. 5: We note your disclosure that due to the award of the High-Tech Enterprise certificate, your effective income tax rate will be 15% for years 2009 through 2011. However, it appears from your reconciliation of the statutory tax rate to the effective tax rate, that the effective tax rate for 2009 is 12.5%. Please explain to us why the effective tax rate for 2009 is 12.5% rather than 15%.

Response:

This was a typographical error.  The effective tax rate for 2009 was 15%.

Note 17. Leases, page 55

Comment No. 6: Please revise future filings to disclose the amount of lease expense recognized in each period for which a statement of income is provided.
See ASC 840-20-50-1.

Response:

We will revise future filings to disclose the amount of lease expense recognized in each period for which a statement of income is provided, in accordance with ASC 840-20-50-1.

Note 21. Segment Information, page 56

Comment No. 7: We note from your disclosures in MD&A that although the majority of your sales are within China, you do have a significant international market. Please revise the notes to the financial statements in future filings to disclose the amount of revenues from external customers attributed to China and the amount of revenues attributed to all foreign countries in total in which you do business. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. See guidance in ASC 280-10-50-41.

Securities and Exchange Commission
September 1, 2011

Response:  We will revise future filings accordingly.

Form 10-Q for the Quarter Ended March 31, 2011

Management’s Discussion & Analysis
Liquidity and Capital Resources, page 24

Comment No. 8: We note your disclosure that during the first quarter ended March 31, 2011, after repaying certain short-term loans in the principal amount of $13,306,374, you received aggregate bank loans in the amount of $13,354,478 under your credit facilities. However, the statement of cash flows does not appear to reflect this repayment of loans and subsequent receipt of credit facility proceeds. Please revise future filings to separately present these transactions on a gross basis. See ASC 230-10-45-7 through 9. Also, in light of the fact that Note M appears to indicate that the amounts outstanding as of March 31, 2010 and March 31, 2011 relate to the same loans, please revise future filings to clearly disclose any differences in the nature and terms of the loans between periods.

Response:

In future filings we will separately present these transactions on a gross basis, in accordance with ASC 230-10-45-7 through 9, and we will clearly disclose any differences in the nature and terms of the loans between periods.

Note V – Segment Information

Comment No. 9: We note that the amounts of the Company’s capital expenditures for the three months ended March 31, 2011 and 2010 as disclosed in Note V of $41,001,499 and $7,367,244, respectively, do not agree to the amounts reflected in the Company’s consolidated statements of cash flows for these periods. In future filings please reconcile and revise such disclosures. Refer to the guidance in ASC 280-10-50-30.

Response:

In future filings, we will reconcile and revise our disclosures so that our reports will properly reconcile capital expenditures with consolidated statements of cash flows, and follow the guidance in ASC 280-10-50-30.

Furthermore, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 1, 2011

Sincerely,

SORL Auto Parts, Inc.

/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer

cc:	Ms. Claire Erlanger, SEC
Jeffrey L. Schulte, Esq., Morris, Manning & Martin, LLP